# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ProPetro Holding Corp., CIK 0001680247
CUSIP: 74347M108
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: One Marienfeld Place, 110 N. Marienfeld Street, Suite 300, Midland, Texas (TX), 79701
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-24-010051
Filed by CIK 0002024353

## Reporting persons
- Jeal Intec, S.L.: type of reporting person: other (OO); citizenship or place of organization: Spain (U3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jesus Alonso Villaron: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: ProPetro Holding Corp.
Address of issuer's principal executive offices: One Marienfeld Place 110 N. Marienfeld Street Suite 300 Midland, Texas 79701

## Item 2. Person Filing
Name of person filing:
Jeal Intec, S.L.
Jesus Alonso Villaron
Address of principal business office or, if none, residence:
Calle Velazquez 57
6 Derecha, 28001 Madrid
Citizenship: Please refer to Item 4 on each cover sheet for each filing person.

## Item 4. Ownership
Amount beneficially owned:
Jeal Intec, S.L.: 0
Jesus Alonso Villaron: 0
Percent of class:
Jeal Intec, S.L.: 0.0%
Jesus Alonso Villaron: 0.0%
Sole power to vote or to direct the vote:
Jeal Intec, S.L.: 0
Jesus Alonso Villaron: 0
Shared power to vote or to direct the vote:
Jeal Intec, S.L.: 0
Jesus Alonso Villaron: 0
Sole power to dispose or to direct the disposition:
Jeal Intec, S.L.: 0
Jesus Alonso Villaron: 0
Shared power to dispose or to direct the disposition:
Jeal Intec, S.L.: 0
Jesus Alonso Villaron: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Reporting Person holds 0.0% of the shares of Common Stock in the aggregate on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities. Jesus Alonso Villaron has the sole investment and dispositive power over the shares of Common Stock held of record by Jeal Intec, S.L.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Jeal Intec, S.L.: /s/ Jesus Alonso Villaron, Jesus Alonso Villaron / Member (06/29/2026)
- Jesus Alonso Villaron: /s/ Jesus Alonso Villaron, Jesus Alonso Villaron (06/29/2026)